                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-37776

PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED JUNE 26, 2000)


                                 BE FREE, INC.

          This Prospectus Supplement No. 2 supplements our Prospectus dated June 26, 2000 (the "Prospectus") and Prospectus Supplement No. 1 dated July 26, 2000 (the "Supplement No. 1" ) with respect to the filing on August 14, 2000 of the Quarterly Report on Form 10-Q reporting our financial results for our fiscal quarter ended June 30, 2000.

          Any statement contained in the Prospectus and Supplement No. 1 shall be deemed to be modified or superceded to the extent that information in this Prospectus Supplement No. 2 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 2.

          This Prospectus Supplement No. 2 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus and Supplement No. 1.

                            _______________________

               Prospectus Supplement No. 2, dated August 14, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-Q

      FOR QUARTERLY AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended June 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                           Commission File  000-27271

                                 Be Free, Inc.
             (Exact name of registrant as specified in its charter)

                 Delaware                          04-3303188
       (State or other jurisdiction of          (I.R.S. Employer
       incorporation or organization)          Identification No.)


                             154 Crane Meadow Road
                        Marlborough, Massachusetts 01752
                    (Address of principal executive offices)

                                 (508) 480-4000
              (Registrant's telephone number, including area code)

  Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to ile such reports) and (2) has been subject to such
filing requirements for the past 90 days. Yes  [X]   No  [ ]

As of June 30, 2000 the registrant had outstanding 65,204,794 shares of voting common stock, $0.01 par value per share.

                               TABLE OF CONTENTS
                           FORM 10-Q QUARTERLY REPORT
                          QUARTER ENDED JUNE 30, 2000


                        PART 1 - FINANCIAL INFORMATION

ITEM 1 FINANCIAL STATEMENTS

       Consolidated Balance Sheets (unaudited) as of
       June 30, 2000 and December 31, 1999                  3

       Consolidated Statements of Operations
       (unaudited) for the three months and
       six months ended June 30, 2000 and 1999              4

       Consolidated Statements of Cash Flows
       (unaudited) for the six months ended
       June 30, 2000 and 1999                               5


       Notes to Consolidated Financial
       Statements (unaudited)                               6

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
       FINANCIAL CONDITION AND RESULTS OF OPERATIONS        9

ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES
       ABOUT MARKET RISK                                   24

                          PART II - OTHER INFORMATION

ITEM 2 CHANGES IN SECURITIES AND USE OF PROCEEDS           25

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS 25

ITEM 6 EXHIBITS AND REPORTS ON FORM 8-K                    26

       SIGNATURE PAGE                                      27

       EXHIBIT INDEX                                       28

                         PART 1 - FINANCIAL INFORMATION

ITEM 1.  Financial Statements

                         BE FREE, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                  (Unaudited)

                                                                                        June 30,  2000      December 31, 1999
                                                                                        --------------      -----------------

                                                        ASSETS
Current assets:
   Cash and cash equivalents...........................................................   $ 38,428               $ 58,976
   Marketable securities...............................................................     82,530                 12,762
   Accounts receivable, net of allowances of $380 at June 30, 2000 and $97 at
    December 31, 1999, respectively....................................................      3,251                  1,328
   Prepaid expenses....................................................................      1,555                  1,013
   Other current assets................................................................      1,850                    269
                                                                                          --------               --------
       Total current assets............................................................    127,614                 74,348
Marketable securities..................................................................     47,561                  7,954
Property and equipment, net............................................................     15,655                  7,967
Intangible assets, net.................................................................    146,698                     --
Deposits...............................................................................      1,072                    340
Other assets, net......................................................................        746                    228
                                                                                          --------               --------
       Total assets....................................................................   $339,346               $ 90,837
                                                                                          ========               ========


                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable....................................................................      3,754                    967
   Accrued expenses....................................................................      5,891                  2,916
   Deferred revenue....................................................................      1,951                    943
   Current portion of long-term debt...................................................      2,390                    943
                                                                                          --------               --------
      Total current liabilities........................................................     13,986                  5,769
Long-term debt, net of current portion.................................................      3,694                  2,507
                                                                                          --------               --------
      Total liabilities................................................................     17,680                  8,276

Commitments and contingencies

Stockholders' equity:
   Common stock, $0.01 par value; 250,000,000 and 75,000,000 shares authorized at June 30, 2000 and December 31, 1999 respectively; 65,204,794 and 56,176,498
    shares issued at June 30, 2000 and December 31, 1999 respectively...................       652                    562
   Additional paid-in capital...........................................................   379,704                113,274
   Unearned compensation................................................................    (5,011)                (6,002)
   Stockholders' notes receivable.......................................................      (116)                  (208)
   Accumulated other comprehensive loss.................................................       (83)                   (11)
   Accumulated deficit..................................................................   (53,480)               (25,017)
                                                                                          --------               --------
                                                                                           321,666                 82,598
Treasury stock, at cost (244,996 shares at December 31, 1999)...........................        --                    (37)
                                                                                          --------               --------
Total stockholders' equity..............................................................   321,666                 82,561
                                                                                          --------               --------
Total liabilities, stockholders' equity.................................................  $339,346               $ 90,837
                                                                                          ========               ========

   The accompanying notes are an integral part of the consolidated financial statements.

                         BE FREE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)


                                                                          THREE MONTHS ENDED JUNE 30,    SIX MONTHS ENDED JUNE 30,
                                                                              2000            1999          2000          1999
                                                                              ----            ----          ----          ----
Revenue:
   Performance marketing services.....................................   $     4,320    $        863     $   7,949    $     1,396

Operating expenses:
      Cost of revenue.................................................           852             137         1,455            238
      Sales and marketing (exclusive of equity related compensation of $153 and $121 for the three months ended June 2000 and 1999, respectively, and $305 and $222 for the six months
       ended June 2000 and 1999, respectively)........................         4,746           2,085         8,305          3,350
      Client services (exclusive of equity related compensation
       of $39 and $126 for the three months ended June 2000 and 1999, respectively, and $79 and $156 for the six months ended
       June 2000 and 1999, respectively...............................         1,798             677         3,325          1,146
      Development and engineering (exclusive of equity related
       compensation of $36 and $42 for the three months ended
       June 2000 and 1999, respectively and $76 and $76 for
       the six months ended June 2000 and 1999, respectively..........         2,729             920         4,297          1,482
      General and administrative (exclusive of equity related
       compensation of $160 and $214 for the three months ended
       June 2000 and 1999, respectively, and $200 and $499 for
       the six months ended June 2000 and 1999, respectively) ........         1,755             503         2,931            854
      Equity related compensation.....................................           388             503           660            953
      Amortization and merger related expenses .......................        13,754              --        19,103             --
                                                                         -----------     -----------   -----------    -----------
                Total operating expenses .............................        26,022           4,825        40,076          8,023
                                                                         -----------     -----------   -----------    -----------
                Operating loss .......................................       (21,702)         (3,962)      (32,127)        (6,627)

      Interest income.................................................         2,688             259         3,854            277
      Interest expense................................................          (104)           (211)         (189)          (445)
                                                                         -----------     -----------   -----------    -----------
Net loss..............................................................       (19,118)         (3,914)      (28,462)        (6,795)
Accretion of preferred stock to redemption value......................            --            (604)           --           (701)
                                                                         -----------     -----------   -----------    -----------
Net loss attributable to common stockholders..........................   $   (19,118)    $    (4,518)  $   (28,462)   $    (7,496)
                                                                         ===========     ===========   ===========    ===========

Basic and diluted net loss per share
 attributable to common stockholders..................................   $     (0.31)    $     (0.36)  $     (0.49)   $     (0.59)

Shares used in computing basic and diluted net
 loss per share attributable to common stockholders...................    61,962,583      12,669,634    58,242,508     12,643,838


   The accompanying notes are an integral part of the consolidated financial statements.

                         BE FREE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Unaudited)

                                                                                        Six Months Ended June 30,
                                                                                       ---------------------------
                                                                                             2000          1999
                                                                                          ---------       -------

Cash flows for operating activities:
   Net loss...........................................................................    $ (28,462)      $(6,795)
   Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization....................................................       19,812           482
     Equity related compensation......................................................          660           953
     Provisions for doubtful accounts.................................................          283            14
     Changes in operating assets and liabilities net of the effects from the purchase of TriVida Corporation:
           Accounts receivable........................................................       (2,195)         (543)
           Prepaid expenses...........................................................         (202)         (533)
           Deposits...................................................................            3           (39)
           Accounts payable...........................................................         (852)           49
           Accrued expenses...........................................................          413           729
           Deferred revenue...........................................................        1,008         1,052
           Other, net.................................................................       (2,166)          (55)
                                                                                          ---------       -------
Net cash used in operating activities.................................................      (11,698)       (4,686)
                                                                                          ---------       -------
Cash flows for investing activities:

   Purchases of property and equipment................................................       (2,018)         (598)
   Cash paid for TriVida acquisition, net of cash acquired............................       (3,446)           --
   Proceeds from the sale of marketable securities....................................       30,411            --
   Purchases of marketable securities.................................................     (139,503)       (2,932)
                                                                                          ---------       -------

Net cash used in investing activities                                                      (114,556)       (3,530)
                                                                                          ---------       -------
Cash flows from financing activities:

   Proceeds from issuance of Series B Convertible Participating
    Preferred Stock, net of issuance costs............................................           --        24,945
   Proceeds from issuance of Common Stock, net of offering costs .....................      105,122            --
   Proceeds from exercise of options and warrants.....................................          668            --
   Proceeds from Employee Stock Purchase Plan.........................................          519            --
   Proceeds from notes receivable from stockholders...................................           92           464
   Proceeds from sales/leaseback......................................................           --           241
   Payment on long-term debt..........................................................         (693)         (386)
                                                                                          ---------       -------
Net cash provided by financing activities.............................................      105,708        25,264
                                                                                          ---------       -------
Effect of exchange rate changes on cash...............................................           (2)           --
                                                                                          ---------       -------

Net increase (decrease)  in cash and cash equivalents.................................      (20,548)       17,048
Cash and cash equivalents at beginning of period......................................       58,976         4,327
                                                                                          ---------       -------
Cash and cash equivalents at end of period............................................    $  38,428       $21,375
                                                                                          =========       =======


   The accompanying notes are an integral part of the consolidated financial statements.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


A.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS - Be Free, Inc. (the "Company") provides services that enable customers to generate, place and manage hyperlink promotions for their products and services in tens of thousands of locations on the Internet.

BASIS OF PRESENTATION - The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim reporting and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Consequently, the statements do not include all disclosures normally required by generally accepted accounting principles for annual financial statements or those normally made in the company's Annual Report on Form 10-K. The December 31, 1999 consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary for a fair presentation of the Company's financial position, results of operations and cash flows at the dates and for the periods indicated. The results of operations for the period presented herein are not necessarily indicative of the results of operations to be expected for the entire fiscal year, which ends on December 31, 2000, or for any other future period.

  These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, for the year ended December 31, 1999 included in the Company's Annual Report on Form 10-K filed with the Securites and Exchange Commission on March 30, 2000.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

B.  ACQUISITION

  On February 29, 2000, the Company acquired TriVida Corporation ("TriVida"). TriVida provides personalization services to online merchants and content sites. These personalization services are designed to predict the buying behavior of a unique but anonymous user based upon the past browsing and buying behavior of that user as well as other anonymous users. In connection with the transaction, the Company issued common stock with approximate value of $165,000. The acquisition has been accounted for under the purchase method of accounting. The allocation of purchase price for TriVida resulted in goodwill of $110,000 and other intangibles, including patents, developed technology and workforce, of $55,000. These items have been recorded as intangible assets within the Consolidated Balance Sheet, and are being amortized on a straight line basis over three years. In the period ended March 31, 2000, the Company recorded a non-recurring charge to operations for acquisition-related costs of $765, which primarily related to employee severence. During the period ended June 30, 2000 the Company paid $201 and $336 in acquisition-related costs during the respective three and six months ended June 30, 2000. As of June 30, 2000, $429 of the total acquisition-related costs were included in accrued expenses.

The following unaudited pro forma consolidated results are presented as if the TriVida acquisition had occurred on January 1, 2000 and 1999, respectively. Based on an estimated useful life of three years for the intangible assets, the unaudited proforma consolidated results include an adjustment of approximately $9,168 and $27,506 for amortization expense for the six months ended June 30, 2000 and 1999 respectively, and $765,000 in non-recurring acquisition related expense for the six months ended June 30, 1999.


                                               FOR THE SIX MONTHS ENDED JUNE 30
                                               --------------------------------
                                                    2000             1999
                                                  --------         ---------
Net sales ......................................  $  7,949        $   1,396
Net loss .......................................   (40,930)         (37,321)
Basic and diluted net loss per share ...........  $  (0.69)       $   (2.65)


  The unaudited consolidated pro forma information is not necessarily indicative of the combined results that would have occurred had the purchase been made at the beginning of the period presented or the future results of the combined operations.


C.  NET LOSS PER SHARE

   Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common shares outstanding during the period, plus the effect of any dilutive potential common shares. Dilutive potential common shares consist of stock options, preferred stock, unvested shares of restricted stock and warrants. Potential common shares were excluded from the calculation of net loss per share for the periods presented since their inclusion would be antidilutive.

   Potential common shares excluded from the calculation of diluted loss per share were as follows:

                                                                                                June 30,
                                                                                      ----------------------------
                                                                                         2000               1999
                                                                                      ---------         ----------
Options to purchase shares of common stock..................................          6,155,581          2,638,792
Shares of Preferred Stock convertible into shares of common stock...........                 --         23,796,522
Unvested shares of restricted stock.........................................          3,082,053          5,347,050
Warrants to purchase shares of common stock.................................            733,000          3,498,000
Warrants to purchase shares of Preferred Stock convertible into shares of
 Common stock...............................................................                 --            700,000

   All outstanding shares of preferred stock were converted into common stock in the initial public offering on November 3, 1999.

D. STOCKHOLDERS' EQUITY

  In connection with its acquisition of TriVida (see Note B), the Company issued 2,912,996 shares of its Common Stock for all of the outstanding shares of TriVida (valued at approximately $165,000).

  On March 8, 2000, the Company effected a 2-for-1 Common Stock split in the form of a 100% stock dividend to stockholders of record on March 1, 2000. All financial statements presented give effect to this stock dividend.

  On March 28, 2000, the Company sold 4,046,608 shares of its Common Stock in a secondary offering for approximately $104,696 in net cash proceeds, after deducting underwriting commissions and offering expenses.


E. COMPREHENSIVE INCOME (LOSS)

The following table reflects the components of comprehensive income (loss):

                                                                      THREE MONTHS ENDED JUNE 30,     SIX MONTHS ENDED
                                                                     -----------------------------  ---------------------
                                                                                  JUNE 30                 JUNE 30
                                                                                  -------
                                                                               2000        1999       2000       1999
                                                                             --------    -------    --------    -------
Net loss................................................................     $(19,118)   $(3,914)   $(28,462)   $(6,795)
Other comprehensive income:
  Change in unrealized loss on marketable
   securities during the period.........................................          (42)        --         (70)        --
  Foreign currency translation adjustments..............................           (2)        --          (2)        --
                                                                             --------    -------    --------    -------
Comprehensive loss......................................................     $(19,162)   $(3,914)   $(28,534)   $(6,795)
                                                                             ========    =======    ========    =======



F.  SUPPLEMENTAL CASH FLOW DISCLOSURES

                                                                                           Six months ended June 30,
                                                                                    ---------------------------------------
                                                                                            2000                  1999
                                                                                          ------                ------
Supplemental schedule of noncash investing and financing activities:

The Company issued shares of common stock to acquire all of the capital stock of TriVida Corporation. In conjunction with the acquisition, the fair value of the assets acquired and liabilities assumed were as follows:
    Fair value of assets acquired.....................................................    $3,648                    --
    Liabilities assumed...............................................................     3,963                    --
                                                                                          ------
    Net liabilities...................................................................    $ (315)                   --
                                                                                          ======
Purchase of property and equipment under capital lease
 obligations and equipment financing..................................................    $1,098                $2,675


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

   This Quarterly Report on Form 10-Q contains forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results."


Overview

   We are a leading provider of performance marketing services which enable our customers to promote their products and services in tens of thousands of locations on the Internet and to pay for these promotions based on performance. Our solutions--BFAST and B2BFAST affiliate marketing services, BSELECT personalization services, B-INTOUCH e-mail referral services and BFIT advertising services--are designed to increase our customers' online sales or traffic and to decrease their cost of customer acquisition. We are seeking to develop additional performance marketing services and plan to further our service offerings in 2000.

RESULTS OF OPERATIONS

Revenue

   To date, we have generated our performance marketing services revenue primarily from our BFAST affiliate marketing services. Be Free's revenue includes BFAST integration fees and monthly service fees for BFAST, BFIT and B-INTOUCH. Revenue from performance marketing services for the three months ended June 30, 2000 increased 401%, to $4.3 million from $863,000 for the three months ended June 30, 1999. For the six months ended June 30, 2000 total revenue increased 469% to $7,949 million from $1,396 million for the six months ended June 30, 1999. The revenue increase resulted from the initiation of service for 267 additional customers during this period as well as increased customer activity.

Cost of Revenue

   Cost of revenue consists of expenses related to the operation of our data interchange. These expenses primarily include depreciation and operating lease expense for systems and storage equipment, costs for third-party data center facilities and costs for Internet connectivity to our customers and their marketing partners.

   Cost of revenue for the three months ended June 30, 2000 increased 522%, to $852,000 from $137,000 for the same period last year. For the six months ended June 30, 2000, cost of revenue increased 511% to $1.5 million from $238,000 for the six months ended, June 30, 1999. We added systems and storage equipment to increase our capacity and redundancy and to accommodate growth in the number and activity level of our customers. Cost of revenue increased since this additional investment in equipment resulted in higher depreciation, equipment lease and data center facilities expenses.

   In order to maintain targeted service levels and establish additional data centers for redundancy and expansion, we will be required to add equipment in advance of anticipated future growth and this growth may not materialize as expected. Cost of revenue as a percentage of total revenue may increase in the future as we establish new data centers and add additional equipment to support anticipated future growth.

Sales and Marketing Expenses

   Sales and marketing expenses consist of payroll and related costs for our sales, marketing and business development groups. Also included are the costs for marketing programs to promote our services to our current and prospective customers, as well as programs to recruit marketing partners for our current customers.

   Sales and marketing expenses for the three months ended June 30, 2000 increased 128%, to $4.7 million from $2.1 million during the same period last year. For the six months ended June 30, 2000, sales and marketing expenses increased 148%, to $8.3 million from $3.4 million for the six months ended June 30, 1999.

   The increase was primarily due to the expansion of the direct sales and internal telesales groups and the incurrence of additional marketing costs. Approximately $1.5 million of the increase was due to higher personnel and related expense largely resulting from 46 new employees. An additional $218,000 was spent to increase our recruitment program to assist customers in attracting marketing partners. General marketing expenses increased approximately $552,000 which included advertising, direct mail and user conference expenses in the second quarter of 2000 primarily designed to sign new customers before the holiday buying season. We expect that sales and marketing expenses will decrease as a percentage of revenue in future periods.

Client Services Expenses

   Client services expenses primarily relate to the cost of assisting our customers in managing their relationships with marketing partners, as well as providing marketing integration, training and technical support to our customers. These services are designed to increase the success of our customer's performance marketing sales channels and their overall satisfaction with our services by providing best practices techniques, channel analysis, training and technical assistance. We also provide similar services to our customers' affiliates on an optional basis for additional fees.

   Client services expenses for the three months ended June 30, 2000 increased 166% to $1.8 million from $677,000 for the same period last year. For the six months ended June 30, 2000, client services expenses increased 190%, to $3.3 million from $1.1 million for the six months ended June 30, 1999. The number of client service employees increased to 78 as of June 30, 2000 from 29 as of June 30, 1999 to accommodate the growth of our customer base and the increased number of clients utilizing our optional services. We expect that client services expenses will decrease as a percentage of revenue in the future as we continue to automate certain client services processes.

Development and Engineering Expenses

   Development and engineering expenses primarily include payroll and related costs for our product development and engineering groups and depreciation related to equipment used for development purposes. The product development group designs and develops the underlying technologies for our services and the engineering group develops and manages the infrastructure necessary to support our services.

   Development and engineering expenses for the three months ended June 30, 2000 increased 196% to $2.7 million from $920,000 for the same quarter last year. For the six months ended June 30, 2000, development and engineering expenses increased 190%, to $4.3 million from $1.5 million for the six months ended June 30, 1999. The increase in the current quarter is primarily due to personnel and related cost increases of approximately $1.1 million from the addition of 64 employees including the employees resulting from the acquisition of TriVida, and an increase of $166,000 in computer supplies and maintenance costs relating to additional equipment purchases. We do not anticipate significant changes in development and engineering costs as a percentage of revenue over the next several quarters.

General and Administrative Expenses

   General and administrative expenses principally consist of payroll and related costs and professional fees related to our general management, investor relations, finance and human resource functions. Facility and related costs are allocated to sales and marketing, development and engineering and general and administrative expenses based upon the relative number of employees in each area.

   General and administrative expenses for the three months ended June 30, 2000 increased 249%, to $1.8 million from $503,000 for the same period last year.
For the six months ended June 30, 2000, general and administrative expenses increased 243%, to $2.9 million from $854,000 for the six months ended June 30, 1999. Increased personnel and related costs of approximately $419,000 for the current quarter resulted largely from the addition of 17 employees to support the expansion of the company. Professional services expenses for the quarter increased $373,000 relating to legal, investor relations and general fees associated with being a public company. We do not expect significant changes in general and administrative expenses as a percentage of revenue in future quarters.

Equity Related Compensation Expenses

   Equity related compensation expenses are non-cash charges representing the difference between the exercise price of options to purchase common stock granted to our employees or the price paid for restricted stock sold to our employees and the fair value of these shares as of the date of grant, as determined for financial reporting purposes. These expenses also include the fair value of options granted to consultants as of the date of grant, as determined for financial reporting purposes. These fair values were determined in accordance with Accounting Principles Board Opinion No. 25 and Statement of Financial Accounting Standards No. 123. Equity related compensation expenses for the three months ended June 30, 2000, were $388,000 as compared to $503,000 for the same period last year. For the six months ended June 30, 2000, equity related compensation expenses were $660,000 as compared to $953,000 for the same period last year due to the repayment of certain stockholder notes for the purchase of shares that were previously expensed.

   We expect to recognize equity related compensation expenses of at least $475,000 per quarter through the end of 2002 as a result of issuances of stock and stock options to employees and others with exercise or purchase prices subsequently determined to be below the fair market value at the dates of grant or award for financial reporting purposes.

Amortization and merger related expenses

   Merger related expenses of $13.7 during the three months ended June 30, 2000 and $19.1 million during the six months ended June 30, 2000 resulted from the acquisition of TriVida Corporation. These expenses include $765,000 of estimated one time acquisition related costs, primarily for employee severance, and $18.3 million of amortization expense related to the intangible assets acquired. We are amortizing the approximate $165 million of intangible assets acquired on a straight line basis over three years and expect to recognize amortization expense of approximately $13.8 million per quarter through February 2002.

Interest Income (Expense), net

   Interest income (expense), net consists of interest income earned on marketable securities and cash, partially offset by interest expense on our borrowings.

   As a result of the partial investment of the net proceeds raised during our public offerings, net interest income for the three months ended June 30, 2000 was $2.6 million as compared to net interest income of $48,000 for the same period last year. Net interest income for the six months ended June 30, 2000 resulted from interest income of $3.9 million net of $189,000 in interest expense for leases, as compared to interest income of $277,000 offset by $445,000 interest expense on borrowings for the same prior year period.


LIQUIDITY AND CAPITAL RESOURCES

   Cash used in operating activities for the six months ended June 30, 2000, totaled $11.7 million. Our net loss of $28.5 million included a $19.8 million increase in non-cash depreciation and amortization expense including $18.3 million in expenses relating to the amortization of intangible assets associated with the acquisition of TriVida. Accounts receivable increased $2.2 million with the growth in our customer base and a slight deterioration of accounts receivable aging. Deferred revenue increased $1.0 million due to the deferral of implementation fees and an increase in the number of customers. Other, net increased $2.2 million due in part to net capitalized costs associated with software developed for internal use of approximately $716,000 and interest receivable on marketable securities of approximately $1.2 million.

   Cash used in investing activities for the six months ended June 30, 2000 totaled $114.6 million. Purchases and sales of marketable securities totaled $139.5 million and $30.4 million, respectively. Investment activity in marketable securities is a result of the proceeds of our secondary offering, as well as, a portion of the proceeds raised in our initial public offering. Capital expenditures for the period totaled approximately $2.0 million and were largely related to the purchase of additional system and storage equipment. We expect that capital expenditures will increase significantly as our customer and employee base grow and as we expand the number and capacity of our data centers. We expect to secure a new line of credit for future capital expenditures.

   Cash provided by financing activities for the six months ended June 30, 2000 totaled $105.7 million, of which, $105.1 million was from the proceeds received from Be Free's sale of 4,046,608 shares of its common stock through a public offering in March 2000, net of underwriters commission and offering expenses. Prior to the March 2000 public offering, Be Free financed its operations through net cash proceeds from its initial public offering in November 1999, the private sale of securities and borrowings. In May 2000, Be Free entered into a capital lease agreement for software licenses and support of approximately $2.0 million.

   As of June 30, 2000, Be Free's primary financial commitments consisted of obligations outstanding under capital and operating leases for computer equipment and office space of approximately $12 million.

   As of June 30, 2000, Be Free had $38.4 million in cash and cash equivalents, $130.1 million in marketable securities and $113.6 million in working capital. Since its inception, Be Free has significantly increased its operating expenses. Be Free anticipates that it will continue to experience significant growth in its operating expenses for the foreseeable future and that its operating expenses and capital expenditures will require the use of a portion of Be Free's cash resources. Be Free may use a portion of its cash to acquire additional businesses, products and technologies that are complementary to its business.

   Be Free believes that its current cash balances and marketable securities and borrowings will be sufficient to meet our debt service, operating and capital
requirements for at least the next 12 months.   While we do not anticipate that
this would be necessary, if cash were insufficient to satisfy Be Free's liquidity requirements, Be Free may seek to raise additional funds through additional borrowings, public or private equity financings or from other sources. There can be no assurance that additional financing will be available at all or, if available, will be on terms acceptable to us. The issuance of additional equity securities could result in additional dilution to our shareholders.

YEAR 2000 ISSUES

  In prior periods, we have discussed how the Year 2000 computer problem relates to our business, and the nature and progress of our preparations for the Year 2000 transition. Although the transition from 1999 to 2000 has passed and we are not aware of any Year 2000 problems with our services, our internal systems or those of our customers or their affiliates, it is possible that Year 2000 problems could be discerned in the future that might have a material adverse effect on our business, financial condition and/or prospects. See "Factors That May Affect Future Results". We will continue to monitor for Year 2000 issues affecting business throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. To date, we have not engaged in derivative and hedging activities, and accordingly do not believe that the adoption of the SFAS No. 133 will have a material impact on our financial reporting and related disclosures. We will adopt SFAS No. 133 as required by SFAS No. 137, "Deferral of the effective date of FASB Statement No. 133," in fiscal year 2001.

   On December 3, 1999, the staff of the Securities and Exchange Commission
(SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes some of the staff's interpretations of the application of generally accepted accounting principles to revenue recognition. All registrants are expected to apply the accounting and disclosure requirements that are described in SAB 101. Any changes in accounting and disclosures relating to SAB 101 must be reported no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The Company believes that it complies with the requirements of SAB 101.

   In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25". FIN 44 clarifies the application of APB Opinion No. 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of the previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN 44 to have a material impact on the company's financial position or results of operations.


FACTORS THAT MAY AFFECT FUTURE RESULTS

   Be Free operates in a rapidly changing environment that involves a number of risks, some of which are beyond its control. The following discussion highlights some of the risks which may affect future operating results.

   OUR LIMITED OPERATING HISTORY MAKES THE EVALUATION OF OUR BUSINESS AND PROSPECTS DIFFICULT

   We introduced our first performance marketing services and recorded our first revenue from these services in the third quarter of 1997. Accordingly, you have limited information about our company with which to evaluate our business, strategies and performance and an investment in our common stock. Before buying our common stock, you should consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, particularly those companies whose business depends on the Internet.

   WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES

   Our accumulated deficit as of June 30, 2000 was $53.5 million. Our current business has never achieved profitability and we expect to continue to incur losses for the foreseeable future in light of the level of our amortization of intangible assets and planned operating and capital expenditures. As a result of our acquisition of TriVida, we currently expect to record amortization expenses of approximately $55.0 million per year during the next three years and additional expenses related to the integration of TriVida, which may include employee severance and other restructuring charges. We may incur additional expenses related to our acquisition of TriVida. We also expect to experience negative operating cash flow for the foreseeable future as we fund our operating losses and capital expenditures. If our revenue grows more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted in a timely manner, our business, results of operations, financial condition and prospects would be materially and adversely affected. To support our current and future lines of business, we plan to invest in our technology and infrastructure, including expansion of our existing data centers and the opening of a new data centers. We also intend to increase our expenditures relating to sales and marketing and product development activities. The timing of our investments and expansion could cause material fluctuations in our results of operations. We also plan to purchase additional capital equipment, which will result in additional depreciation expense. Our losses will increase in the future, in part because of the amortization of intangible assets, and we may not be able to achieve or sustain profitability. We will need to generate significant additional revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.


   IF THE INTERNET FAILS TO GROW AS AN ADVERTISING, MARKETING AND SALES MEDIUM, OUR FUTURE REVENUE AND BUSINESS PROSPECTS WOULD BE MATERIALLY AND ADVERSELY AFFECTED

   Our future revenue and business prospects depend in part on a significant increase in the use of the Internet as an advertising, marketing and sales medium. Internet advertising and marketing is new and rapidly evolving, and it cannot yet be compared with traditional advertising media or marketing programs to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising and marketing solutions are uncertain. Further, the Internet is still emerging as a significant channel for selling goods and services to consumers. Our business and prospects will be materially and adversely affected if the Internet does not become accepted as an advertising and marketing medium or if consumers do not increasingly purchase goods and services online. The adoption of Internet advertising and marketing services, particularly by entities that have historically relied upon more traditional methods, requires the acceptance of a new way of advertising and marketing. These customers may find Internet advertising and marketing to be less effective for meeting their business needs than other methods of advertising and marketing.


   BECAUSE OUR BUSINESS MODEL IS NEW AND UNPROVEN, WE DO NOT KNOW IF WE WILL GENERATE SIGNIFICANT REVENUE ON A SUSTAINED BASIS OR ACHIEVE PROFITABILITY

   Substantially all of our revenue is derived from a new business model. Our revenue depends on whether the online marketing that we facilitate generates sales or traffic for our customers. In contrast, others earn fees based merely on placing online advertisements for customers. Our customers' marketing partners may not generate substantial volumes of sales or traffic for our customers. Similarly, our customers' product and service offerings may not be sufficient to attract or retain their marketing partners. In these situations, we may lose revenue and, ultimately, customers. If the assumptions underlying our business model are not valid or we are unable to implement our business plan, achieve the predicted level of market penetration or obtain the desired level of pricing of our services for sustained periods, our business, prospects, results of operations and financial condition will be materially and adversely affected.


SYSTEM DISRUPTIONS AND FAILURES MAY RESULT IN CUSTOMER DISSATISFACTION, CUSTOMER LOSS OR BOTH, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR REPUTATION AND BUSINESS

   The continued and uninterrupted performance of the computer systems used by us, our customers and their marketing partners is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them. These failures could affect our ability to deliver and track promotions quickly and accurately to the targeted audience and deliver reports to our customers and their marketing partners. Sustained or repeated system failures would reduce the attractiveness of our services significantly. Our operations depend on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and similar unexpected adverse events. In addition, interruptions in our services could result from the failure of telecommunications providers to provide the necessary data communications capacity in the time required. Our critical computer hardware and software is housed at Exodus Communications, Inc., a third party provider of Internet hosting and communication services located in the Harborside, New Jersey area. Any system failure by us or Exodus, or any of the above factors affecting the Harborside, New Jersey area specifically, would have a material adverse effect on our business. Further, despite our efforts to implement network security measures, our systems are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. We do not carry enough business interruption insurance to compensate for any significant losses that may occur as a result of any of these events.

   We have experienced systems outages in the past, during which we were unable to route transactions to our customers from their marketing partners or provide reports. We expect to experience additional outages in the future. To date, these outages have not had a material adverse effect on us. However, in the future, a prolonged outage or frequent outages could cause harm to our reputation and could cause our customers or their marketing partners to make claims against us for damages allegedly resulting from an outage. The expansion of our existing data center and the opening of additional data centers may not eliminate systems outages or prevent the loss of sales when system outages occur. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.


INTENSE COMPETITION IN OUR MARKETS MAY REDUCE THE NUMBER OF OUR CUSTOMERS AND THE PRICING OF OUR SERVICES

   We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We compete against larger companies with respect to our BFIT services, the banner ad serving portion of our business. We compete more broadly against similar sized, private companies. We face competition in the overall performance marketing solutions market, as well as in the affiliate sales channel and banner advertising delivery segments of the Internet advertising and marketing markets. In addition, we have recently entered the online e-mail referral services market and expect to face competition in this market. We have experienced and expect to continue to experience increased competition from current and potential competitors.

  Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products with other software or services, including operating systems and Internet browsers, in a manner that may discourage users from purchasing services offered by us. Also, many current and potential competitors have greater name recognition and significantly greater financial, technical, marketing and other resources than we do. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share.

SOME ONLINE MERCHANTS AND PORTALS MAY REGARD INFORMATION ABOUT THEIR ONLINE SALES AND TRAFFIC THAT RESULT FROM THEIR MARKETING PARTNERS TO BE TOO SENSITIVE TO SHARE WITH ANYONE OUTSIDE THEIR COMPANY, INCLUDING BE FREE. IF THIS VIEW BECAME WIDESPREAD, OUR BUSINESS AND PROSPECTS WOULD BE MATERIALLY AND ADVERSELY AFFECTED.

   Our performance marketing services require our customers to permit us access to their catalog, transactional and fulfillment systems, so we can track, store and analyze the sales and traffic that result from their promotions on their marketing partners' Web sites. Some online merchants and portals may regard this information as too important from a business or competitive perspective to share with any third-party, including Be Free. If this view became widespread, businesses might forgo performance marketing services entirely or seek to establish and manage their own performance marketing sales channel using internal resources. This would materially and adversely affect our business and prospects.


ANY BREACH OF OUR SYSTEM'S SECURITY MEASURES THAT RESULTS IN THE RELEASE OF CONFIDENTIAL CUSTOMER DATA COULD CAUSE CUSTOMER DISSATISFACTION, CUSTOMER LOSS, OR BOTH AND EXPOSE US TO LAWSUITS

   Third parties may attempt to breach our security. If they are successful, they could obtain our customers' or their marketing partners' confidential information, including marketing data, sales data, passwords, and financial account, performance and contact information. A breach of security could materially and adversely affect our reputation, business and prospects. We rely on encryption technology licensed from third parties. Our systems are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss or theft of data. We may be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach. We may be liable for any breach in our security and any breach could harm our reputation, reduce demand for our services or cause customers to terminate their relationships with us.


IF OUR SYSTEM PRODUCES INACCURATE INFORMATION ABOUT THE TRANSACTIONS WE TRACK, WE MAY EXPERIENCE CUSTOMER DISSATISFACTION, CUSTOMER LOSS, OR BOTH AND BE EXPOSED TO LAWSUITS

   Software defects or inaccurate data may cause incorrect recording, reporting or display of information about transactions to our customers, their marketing partners or both. Inaccurate information could cause our customers to over-pay or under-pay their marketing partners. As a result, we could be held liable for any damages incurred by our customers or their marketing partners. In addition, we provide an optional payment service for our customers. For a fixed fee, we prepare and distribute checks to a customer's marketing partners in payment of their commissions. These checks are drawn against a Be Free checking account that is funded by the customer prior to release of the checks. Software defects and inaccurate data may cause us to send these checks to the wrong party, in the wrong amounts, or on an untimely basis, any of which could cause liability for us, lead to customer dissatisfaction, or both. Software defects or inaccurate data may also provide us with an inaccurate basis on which to extend, terminate or alter our customer relationships and may lead to customer dissatisfaction. As a result, we could lose customers or mismanage our customer relationships. Our services depend on complex software that we have internally developed or licensed from third parties. Software often contains defects, particularly when first introduced or when new versions are released, which can adversely affect performance or result in inaccurate data. We may not discover software defects that affect our new or current services or enhancements until after they are deployed. In addition, our services depend on our customers and their marketing partners supplying us with data regarding contacts, performance and sales. They may provide us with erroneous or incomplete data.


TO BE COMPETITIVE, WE MUST CONTINUE TO DEVELOP NEW AND ENHANCED SERVICES, AND OUR FAILURE TO DO SO MAY ADVERSELY AFFECT OUR PROSPECTS

   Our market is characterized by rapid technological change, frequent new service introductions, changes in customer requirements and evolving industry standards. The introduction of services embodying new technologies and the emergence of new industry standards could render our existing services obsolete. Our revenue growth depends upon our ability to develop and introduce a variety of new services and service enhancements to address the increasingly sophisticated needs of our customers. We have experienced delays in releasing new services and service enhancements and may experience similar delays in the future. To date, these delays have not had a material effect on our business. If we experience material delays in introducing new services and enhancements, customers may forgo purchasing or renewing our services and purchase those of our competitors.


IF GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES RELATED TO DOING BUSINESS ON THE INTERNET CAUSE A DECLINE IN E-COMMERCE AND INTERNET ADVERTISING AND MARKETING, OUR BUSINESS AND PROSPECTS COULD BE MATERIALLY AND ADVERSELY AFFECTED

   Laws and regulations directly applicable to Internet communications, commerce and marketing are becoming more prevalent. If any of these laws hinders the growth in use of the Web generally or decreases the acceptance of the Web as a medium of communications, commerce and marketing, our business and prospects may suffer materially. The United States Congress has enacted Internet laws regarding children's privacy, copyrights and taxation. Other laws and regulations may be adopted covering issues such as user privacy, pricing, content, taxation and quality of products and services. The governments of states and foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising and marketing services. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

THE INTERNET GENERATES PRIVACY CONCERNS WHICH COULD RESULT IN MARKET PERCEPTIONS OR LEGISLATION WHICH COULD HARM OUR BUSINESS, RESULT IN REDUCED SALES OF OUR SERVICES, OR BOTH

   We gather and maintain anonymous data related to consumer online browsing and buying behavior. When a user first views or clicks on a customer's promotion managed by our system, we create an anonymous profile for that user and we add and change profile attributes based upon that user's behavior on our customer's Web site and its marketing partners' Web sites. Recently, lawsuits have been brought alleging, among other things, that at least one company, which combines information from online and other sources regarding users, has improperly collected and used information concerning Internet users in violation of federal electronics privacy statutes and other privacy laws. The United States Federal Trade Commission has launched an informal inquiry to determine whether that company has engaged in unfair or deceptive practices in collecting and maintaining information concerning Internet users. While we believe the anonymous user profiles that we create do not raise these issues, we may be sued or investigated regarding our practices. Any similar legal actions, whether against us or others, could limit our ability to sell our services or otherwise seriously harm our business.

   Privacy concerns may cause visitors to avoid Web sites that track behavioral information and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our services. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify users that the data captured after visiting Web sites may be used to direct product promotions and advertising to that user. For example, the European Union recently enacted its own privacy regulations that may result in limits on the collection and use of some user information. The United States and other countries may adopt similar legislation or regulatory requirements. If privacy legislation is enacted or consumer privacy concerns are not adequately addressed, our business, results of operations and financial condition could be harmed. To date, these regulations and privacy concerns have not materially restricted the use of our services or our business growth. However, they may limit our ability to utilize the personalization technology that we recently obtained through our acquisition of TriVida or our ability to expand successfully our operations in Europe and abroad.


IF A SIGNIFICANT NUMBER OF INTERNET USERS USE SOFTWARE TO BLOCK ONLINE ADVERTISING, OUR BUSINESS AND PROSPECTS COULD DECLINE MATERIALLY

   Software programs exist that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software by Web users would significantly undermine the commercial viability of Internet advertising and marketing. This development could cause our business and prospects to decline materially.


IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS AND PROSPECTS COULD BE MATERIALLY AND ADVERSELY AFFECTED

   We seek to protect our proprietary rights through a combination of patent, copyright, trade secret and trademark law and assignment of invention and confidentiality agreements. The unauthorized reproduction or other misappropriation of our proprietary rights could enable third parties to benefit from our technology without paying us for it. If this occurs, our business could be materially and adversely affected. We have also filed applications to register various servicemarks. We cannot assure you that any of our servicemark registrations will be approved.

IF WE INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY

   We cannot assure you that our patent or any future patents or servicemark registrations we receive will not be successfully challenged by others or invalidated. In addition, we cannot assure you that we do not infringe any intellectual property rights of third parties or that we will be able to prevent misappropriation of our technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. Recently, there have been a number of patents granted relating to online commerce, advertising and affiliate sales channels. Further, we believe that an increased number of such patents may be filed in the future. To date, we have not been notified that our technologies infringe the intellectual property rights of third parties, but in the future third parties may claim that we infringe on their past, current or future intellectual property rights. Any such claim brought against us or our customers, whether meritorious or not, could result in loss of revenue, be time-consuming to defend, result in costly litigation, or require us to enter into royalty or licensing agreements. If we were unable to enter into such royalty or licensing agreements, it could result in the significant modification or cessation of our business operations.


IF WE FAIL TO MANAGE EFFECTIVELY THE RAPID GROWTH IN OUR OPERATIONS, OUR BUSINESS AND PROSPECTS WILL BE MATERIALLY AND ADVERSELY AFFECTED

   We have experienced rapid growth and expansion in our operations that have placed a significant strain on our managerial, operational and financial resources. We have grown from 12 employees as of June 30, 1998 to 293 employees as of June 30, 2000, including 23 employees added as a result of the TriVida acquisition, and we expect the number of employees to increase in the future. To compete successfully, we must:

  o   continue to improve our financial and management controls;

  o   enhance our reporting systems and procedures;

  o   continue to scale our performance marketing systems;

  o   expand, train and manage our work force;

  o   integrate new customers effectively; and

  o   expand our sales, marketing and customer support departments.


WE MAY NOT ACHIEVE THE EXPECTED BENEFITS OF OUR ACQUISITION OF TRIVIDA


   In February 2000, we acquired TriVida, a provider of personalization services to online merchants and content sites. Until June 2000, TriVida had not released commercial products. Our failure to successfully address the challenges associated with this acquisition, including the further development and integration of these services with our existing services, could have a material adverse affect on our ability to market services based on these personalization technologies. We plan to devote significant resources to the development of personalization services. If we are unable to successfully develop and market personalization services, we may not achieve enhanced revenue and other anticipated benefits from the TriVida acquisition.

   The success of this acquisition will depend on:

   o the acceptance of personalization services in online marketing among merchants, their affiliates and Internet users;

   o   successfully integrating and managing TriVida's operations with ours;

   o   retaining the software developers and other key employees of TriVida;

   o   developing, integrating and marketing personalization services; and

   o controlling costs and expenses, as well as the demands on our management associated with the TriVida acquisition.

   Our failure to successfully address these factors may have a material adverse effect on our financial condition and could result in a decline in our common stock price.


IF WE FAIL TO ATTRACT AND RETAIN KEY PERSONNEL, OUR BUSINESS WILL BE MATERIALLY AND ADVERSELY AFFECTED

   We depend on the continued services of our key technical, sales and senior management personnel, including our President and Chief Executive Officer, Gordon B. Hoffstein. Any officer or employee can terminate his or her relationship with us at any time. Our future business also depends on our ability to attract, train, retain and motivate highly qualified technical, marketing, sales and management personnel. Competition for these personnel is intense, and we may not be able to attract and retain them.


IF OUR SERVICES ARE DISRUPTED BY UNDETECTED YEAR 2000 COMPLIANCE ISSUES, OUR BUSINESS WOULD BE MATERIALLY AND ADVERSELY AFFECTED AND WE COULD BE EXPOSED TO MATERIAL LIABILITIES FROM LAWSUITS AGAINST US

   Our business may suffer as a result of defects related to Year 2000 compliance issues that have not yet been detected. We have not had any independent verification of our Year 2000 compliance efforts. We have not procured any Year 2000 specific insurance or made any contingency plans to address any undetected Year 2000 risks.

   We depend on the uninterrupted availability of the Internet infrastructure to conduct our business. We also rely on the continued operations of our customers, in particular their online commerce sites where commercial transactions are performed, and our customers' marketing partners, in particular the Web sites and e-mail systems that host and distribute promotions, for our revenue. We are thus dependent upon the success of the Year 2000 compliance efforts of the service providers that support the Internet, our customers and their marketing partners. Interruptions in the Internet infrastructure affecting us, our customers or their marketing partners, or the failure of the Year 2000 compliance efforts of one or more of our customers or their marketing partners, could have a material adverse effect on our business, results of operations and financial condition.

WE DEPEND ON A LIMITED NUMBER OF HARDWARE AND SOFTWARE VENDORS FOR ESSENTIAL PRODUCTS. IF WE WERE UNABLE TO PURCHASE OR LICENSE THESE ESSENTIAL PRODUCTS ON ACCEPTABLE TERMS OR IF WE HAD TO OBTAIN SUBSTITUTES FOR THESE ESSENTIAL PRODUCTS FROM DIFFERENT VENDORS, WE MIGHT SUFFER A LOSS OF REVENUE DUE TO BUSINESS INTERRUPTION AND MIGHT INCUR HIGHER OPERATING COSTS.

   We buy and lease hardware, including our servers and storage arrays from Sun Microsystems and EMC Corporation. We also license software, including our servers' operating systems, Web server technology, database technology, graphical user interface technology and encryption technology, primarily from Sun Microsystems, Oracle Corporation and PowerSoft. If these vendors changed the terms of our license arrangements with them so that it would be uneconomical to purchase our essential products from them, or if they were unable or unwilling to supply us with a sufficient quantity of properly functioning products, our business could be materially and adversely affected due to:

  o business interruption caused by any delay in product and service development until equivalent technology can be identified; and

  o   the cost of integrating new technology.


WE MAY BE EXPOSED TO LIABILITY FOR INFORMATION DISPLAYED ON OUR CUSTOMERS' WEB SITES OR WITHIN THEIR MARKETING PARTNERS' WEB SITES OR E-MAIL MESSAGES

   Because the provision of our services requires us to provide a connection to the Web sites of our customers and their marketing partners, we may be perceived as being associated with the content of these Web sites. We do not and cannot screen all of the content generated by our customers and their marketing partners. As a result, we may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the materials displayed on our customers' sites and on their marketing partners' sites and e-mail messages. For example, if one of our customers is sued for posting information on its Web site that is alleged to be defamatory, we may also be named as a defendant in that legal action based solely on our limited association with that customer's Web site. As a result, we could be involved in legal proceedings and disputes that are costly to resolve, regardless of their lack of merit. We may also suffer a loss of customers or reputational harm based on this information or resulting from our involvement in these legal proceedings. Furthermore, some foreign governments have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States.

   Our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. There is a risk that a single claim or multiple claims, if successfully asserted against us, could exceed the total of our coverage limits. There is also a risk that a single claim or multiple claims asserted against us may not qualify for coverage under our insurance policies as a result of coverage exclusions that are contained within these policies. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our reputation and our business and operating results, or could result in the imposition of criminal penalties.

WE EXPECT OUR OPERATING RESULTS TO FLUCTUATE AND THE PRICE OF OUR COMMON STOCK COULD FALL IF QUARTERLY RESULTS ARE LOWER THAN THE EXPECTATIONS OF SECURITIES ANALYSTS OR STOCKHOLDERS

   We believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. If our quarterly operating results fall below the expectations of securities analysts or stockholders, however, the price of our common stock could fall. We have experienced significant fluctuation in our quarterly operating results and may continue to experience significant fluctuation.

WE MAY BE UNABLE TO FUND OUR OPERATING AND CAPITAL REQUIREMENTS AND SERVICE OUR DEBT SATISFACTORILY

   We expect the net proceeds from our public offerings, our current cash, cash equivalents and marketable securities and borrowings to meet our operating and capital requirements and service our debt for at least the next 12 months. After that, we may need to raise additional funds. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds when needed, on acceptable terms, we may not be able to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This could seriously harm our business, results of operations and financial condition.

   We plan to devote substantial resources to expanding our existing data centers and establishing an additional data center in the future. In addition, we expect to make significant investments in sales and marketing and the development of new services as part of our business strategy. The failure to generate sufficient cash from operations or to raise sufficient funds to finance this growth could require us to delay or abandon some or all of our plans or otherwise forgo market opportunities. This could make it difficult for us to respond to competitive pressures.

IF WE ARE NOT ABLE TO OVERCOME THE CHALLENGES OF OUR PLANNED INTERNATIONAL EXPANSION, OUR REVENUE AND OUR PROSPECTS FOR PROFITABILITY MAY BE MATERIALLY AND ADVERSELY AFFECTED

   We are expanding, and plan to continue to expand, our international operations and international sales and marketing efforts. To date, we have limited experience in developing localized versions of our services and in marketing, selling and distributing our services internationally. We provide performance marketing services for an existing customer in Europe and we intend to offer our services in additional European countries. We may also offer our services in Japan. Our success in these markets will depend on the success of our customers in these countries.

   International operations are subject to other inherent risks, including:

   o   the impact of recessions in economies outside the United States;

   o   changes in regulatory requirements;

   o   potentially adverse tax consequences;

   o   difficulties and costs of staffing and managing foreign operations;

   o   political and economic instability;

   o   compliance with foreign regulations regarding Internet privacy concerns;

   o   fluctuations in currency exchange rates; and

   o seasonal reductions in business activity during the summer months in Europe and some other parts of the world.


WE DEPEND ON THE CONTINUED VIABILITY OF THE INTERNET INFRASTRUCTURE

   Our business depends upon the development and maintenance of a viable Internet infrastructure. The current Internet infrastructure may be unable to support an increased number of users. The timely development of products such as high-speed modems and communications equipment will be necessary to continue reliable Internet access. Furthermore, the Internet has experienced outages and delays as a result of damage to portions of its infrastructure. Outages and delays, including those resulting from attempts to disable Web sites, such as through targeted queries for data designed to overwhelm the servers for a Web site, could adversely affect Web sites and our services, e-mail and the level of traffic on the Web sites of our customers and their marketing partners. We also depend upon Internet access providers that provide consumers with access to our services. In the past, users have occasionally experienced difficulties due to system failures unrelated to our systems. Any disruption in the Internet access provided by third-party providers or any failure of third-party providers to handle higher volumes of user traffic could have a material adverse effect on our business, results of operations and financial condition. Finally, the effectiveness of the Internet may decline due to delays in the development or adoption of new standards and protocols designed to support increased levels of activity. If new standards or protocols are developed, we may be required to incur substantial expenditures to adapt our products.

OUR EXISTING STOCKHOLDERS WILL BE ABLE TO CONTROL ALL MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DELAY OR PREVENT SOMEONE FROM ACQUIRING OR MERGING WITH US ON TERMS FAVORED BY A MAJORITY OF OUR INDEPENDENT STOCKHOLDERS

   Our executive officers and directors and their affiliates beneficially own a majority of our outstanding common stock. As a result, these stockholders will be able to exercise control over the company's operations and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent a third party from acquiring or merging with us.

IF WE ISSUE MORE EQUITY SECURITIES IN THE FUTURE, YOUR INFLUENCE OVER CORPORATE MATTERS THAT REQUIRE STOCKHOLDER APPROVAL MAY BE DILUTED

   If we raise additional capital by selling more equity securities, your percentage ownership may decrease and any additional equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. As a result, your ability to influence corporate matters that require stockholder approval may be reduced.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY

   Some provisions of our amended and restated certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable, which could reduce the market price of our common stock. These provisions include:

   o authorizing the issuance of blank check preferred stock or additional shares of common stock;

   o providing for a classified board of directors with staggered, three-year terms;

   o providing that directors may only be removed for cause by a two-thirds vote of stockholders;

   o  limiting the persons who may call special meetings of stockholders;

   o  prohibiting stockholder action by written consent; and

   o establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

   Delaware law may also discourage, delay or prevent a third party from acquiring or merging with us.

Item 3.  Quantitative and Qualititative Disclosures about Market Risk

   We do not currently use derivative financial instruments. Be Free generally invests its excess cash in marketable securitity investments in high credit quality instruments, primarily U.S. government obligations, tax-exempt municipal obligations and corporate obligations with contractual maturities of two years or less. We do not expect any material loss from our marketable security investments and therefore believe that our potential interest rate exposure is not material.

                          PART II - OTHER INFORMATION

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

   On November 2, 1999, the Securities and Exchange Commission declared effective Be Free's Registration Statement on Form S-1 (File No. 333-84535) relating to the initial public offering of Be Free's Common Stock, $0.01 par value per share. The offering commenced on November 3, 1999 and a total of 12,880,000 shares (retroactively adjusted for Be Free's 2-for-1 stock split paid on March 8, 2000) covered by the Registration Statement were sold, including the exercise in full of the underwriters' over-allotment option. The proceeds to Be Free, net of underwriting commissions and offering expenses, was approximately $70.5 million. As of June 30, 2000, Be Free spent approximately $5.0 million to repay certain subordinated debt, $1.9 million in capital expenditures, $10.2 million for sales and marketing, $4.5 million for client services expense, $5.4 million for development and engineering costs and $3.8 million for other working capital for general corporate purposes. Pending their use the proceeds from Be Free's initial public offering are invested a in investment grade, interest-bearing securities. None of the net proceeds from the initial public offering were used to pay, directly or indirectly, directors, officers, persons owning ten percent or more of Be Free's equity securities, or affiliates of Be Free.

ITEM 4.       SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

   At the 2000 Annual Meeting of Stockholders of the Company (the "Annual Meeting") on May 25, 2000, the following matters were acted upon by the stockholders of the Company:

     1.   the election of two Class I Directors;

     2. the approval of an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock;

     3. the approval of the continuance of, and an amendment to, the Company's 1998 Stock Incentive Plan; and

     4. the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for the current fiscal year.

The number of shares of Common Stock issued, outstanding and eligible to vote as of the record date of March 27, 2000 was 60,693,680. The other directors of the Company, whose terms of office as directors continued after the Annual Meeting are Ted R. Dintersmith, Jeffrey F. Rayport, Gordon B. Hoffstein and Samuel P. Gerace, Jr. The results of the voting on each of the matters presented to stockholders at the Annual Meeting are set forth below:

                                               VOTES          VOTES            VOTES                          BROKER
                                                FOR          WITHHELD         AGAINST        ABSTENTIONS     NON-VOTES
1.   Election of two Class I Directors:
     W. Michael Humphreys                    47,587,454       35,599             N.A.           N.A.         N.A.
     Kathleen L. Biro                        47,582,854       40,199             N.A.           N.A.         N.A.
2.   Approval of Amendment to the Amended
     and Restated Certificate of
     Incorporation                           46,612,523         N.A.          493,588        516,892         N.A.


3.   Continuance of and Amendment to 1998
     Stock Incentive Plan                    37,713,468         N.A.        5,360,723        560,132    3,988,730

4.   Ratification of the Appointment of
     Auditors                                47,618,668         N.A.            3,185          1,200         N.A.


ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

   (a)  Exhibits

        3. Amendment, dated May 25, 2000, to the Amended and Restated Certificate of Incorporation of the Registrant (Incorporated herein by reference to Exhibit 3 of the Registrants' Amendment No. 1 to its Registration Statement on Form S-1 (333-37776) filed with the Commission on June 20, 2000 ("Amendment No. 1").

        3.1 Amended and Restated Certificate of Incorporation of the Registrant (Incorporated herein by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1 (File No. 333-84535) as declared effective by the Commission on November 2, 1999)

        10.1 Amended and Restated 1998 Stock Incentive Plan, dated May 25, 2000 (Incorporated herein by reference to Exhibit 10.1 of Amendment No. 1).

        27.   Financial Data Schedule

   (b) Reports on Form 8-K - During the quarter ended June 30, 2000, the Registrant filed no Current Reports on Form 8-K with the Commission.

  PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                         BE FREE, INC.
                                         (Registrant)


Date: August 14, 2000               /s/ Gordon B. Hoffstein
                                    -----------------------
                                    Gordon B. Hoffstein
                                    Chief Executive Officer, President and
                                    Chairman
                                    (Principal Executive Officer)


Date: August 14, 2000               /s/ Stephen M. Joseph
                                    ---------------------
                                    Stephen M. Joseph
                                    Chief Financial Officer and Treasurer
                                    (Principal Financial and Accounting Officer)

                                 EXHIBIT INDEX


      3. Amendment, dated May 25, 2000, to the Amended and Restated Certificate of Incorporation of the Registrant (Incorporated herein by reference to Exhibit 3 of the Registrants' Amendment No. 1 to its Registration Statement on Form S-1 (333-37776) filed with the Commission on June 20, 2000 ("Amendment No. 1").

      3.1 Amended and Restated Certificate of Incorporation of the Registrant (Incorporated herein by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1 (File No. 333-84535) as declared effective by the Commission on November 2, 1999)

      10.1 Amended and Restated 1998 Stock Incentive Plan, dated May 25, 2000 (Incorporated herein by reference to Exhibit 10.1 of Amendment No. 1).

      27.  Financial Data Schedule